THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

January 23, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

RE:	Grace 1, Inc.
Form 10-K/A for the Fiscal Year Ended
May 31, 2008
Filed July 31, 2008
File No.: 000-52061

Dear Ms. Jenkins:

Below please find our revised responses to the Commission’s comments in its letter dated January 21, 2009 (the “Comment Letter”) relating to the Registrant’s above-captioned Annual Report on Form 10-K/A filed with the Commission on January 13, 2009 and incorporating our subsequent telephone conversation regarding the Company’s Amendment No.1 to Grace 1, Inc.’s. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company simultaneously with the delivery of this response letter, the Company has filed Amendment No. 2 to the above-captioned Form 10-K therein reflecting our responses below.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Item Form 10-K/A for the Fiscal Year Ended May 31, 2008

Item 9A. Controls and Procedures

1.
We reviewed your response to our prior comment two.  Your response did not address our comment, thus the comment is reissued. Tell us how the deficiencies in management’s annual report on internal control over financial reporting (i.e., your exclusion of disclosure required by Item 308(T)(2) of Regulation S-K as discussed in our prior comment four) impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of May 31, 2008 (i.e., the end of the period covered by your Form 10-K). If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Per Comment #1above and Comment #2 in the Commission’s prior comment letter, dated January 8, 2009 (the “Prior Comment Letter”), the Registrant has disclosed the following in the Amendment No. 2:

“Due to the fact that the Registrant did not include a complete Management’s Report on Internal Control over Financial Reporting for the fiscal year ended May 31, 2008 as required by Item 308(T) of Regulation S-K, Management’s revised conclusion is that the Registrant’s disclosure controls and procedures were not effective as of the fiscal year ended May 31, 2008.   Management has remedied this situation by undertaking to evaluate Management’s evaluation of the Registrant’s disclosure controls and procedures in accordance with Item 307 of Regulation S-K and internal control over financial reporting in accordance with Item 308(T) of Regulation S-K.”

Also, in light of Management’s foregoing revised conclusion that the Registrant’s disclosure controls and procedures were not effective as of the year ended May 31, 2008, the Registrant has also amended Management’s Report on Internal Control over Financial Reporting due to the Registrant’s exclusion of disclosure required by Item 308(T)(2) of Regulation S-K as discussed in the Commission’s Comment #4 in the Prior Comment Letter to state the following:

“The Registrant’s management evaluated, with the participation of our principal executive and principal financial officers, or persons performing similar functions, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of the end of fiscal year ended May 31, 2008. However, due to the fact that the Registrant did not include a complete Management’s Report on Internal Control over Financial Reporting for the fiscal year ended May 31, 2008 by omitting the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting as required by Item 308(T) of Regulation S-K, Management’s revised conclusion is that the Registrant’s internal controls over financial reporting were not effective as of the fiscal year ended May 31, 2008.  Management has undertaken to remedy this situation by evaluating the Registrant’s internal control over financial by using the framework set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.”

Per the Commission’s Comment #5 in the Prior Comment Letter, the Registrant confirms that in future filings to comply with the comments above and with the Commission’s Comments in the Prior Comment Letter

CERTIFICATION

I, Virginia K. Sourlis, Esq., the President (Principal Executive and Financial/Accounting Officer) and sole Director, of Grace 1, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2008, and amendment thereto;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certification this 23rd day of January 2009.

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq. President of Grace 1, Inc. (Principal Executive Officer) (Principal Financial Officer)